QMI SEISMIC INC.

Management

Discussion & Analysis

for the period ended June 30, 2010

This MD&A is dated August 2, 2010

FORWARD LOOKING STATEMENTS

The  information  set  forth  in  this  MD&A  contains  statements  concerning  future  results,  future  performance,

intentions,  objectives,  plans  and  expectations  that  are,  or  may  be  deemed  to  be,  forward-looking  statements.

These  statements  concerning  possible  or  assumed  future  results  of  operations  of  the  Company  are  preceded by,  followed  by  or  include  the  words  ‘believes,’  ‘expects,’  ‘anticipates,’  ‘estimates,’  ‘intends,’  ‘plans,’

‘forecasts,’  or  similar  expressions.  Forward-looking  statements  are  not  guarantees  of  future  performance.

These   forward-looking   statements   are   based   on   current   expectations   that   involve   numerous   risks   and

uncertainties, including, but not limited to, those identified in the Risks Factors section. Assumptions relating to  the  foregoing  involve  judgments  with  respect  to,  among  other  things,  future  economic,  competitive  and market  conditions  and  future  business  decisions, all  of which  are  difficult or  impossible  to predict accurately and  many  of  which  underlying  the  forward-looking  statements  are  reasonable,  any  of  the  assumptions  could prove  inaccurate.  These  factors  should  be  considered  carefully,  and  readers  should  not  place  undue  reliance on  forward-looking  statements.  QMI  Seismic  Inc.  has  no  intention  and undertakes  no  obligation  to update  or revise  any  forward-looking  statements,  whether  written  or  oral,  that  may  be  made  by  or  on  the  Company's behalf.

Date and Subject Of Report

The  following  Management  Discussion  &  Analysis  (“MD&A”)  is  intended  to  assist  in  the understanding  of  the  trends  and  significant  changes  in  the  financial  condition  and  results  of  the operations of QMI Seismic  Inc.  (“QMI” or the  “Company”) for the  quarter  ended June 30, 2010.

The MD&A should be read in conjunction with the unaudited interim financial statements for the quarter ended June 30, 2010. The MD&A has been prepared effective August 2, 2010.

Overall Performance

QMI  was  incorporated  on  October  16,  2009  under  the  Business  Corporation  Act  of  British

Columbia  as  a  wholly  owned  subsidiary  of  Arris  Resources  Inc.  (“Arris”),  which  subsequently changed  its  name  to  RTN  Stealth  Software  Inc.  (“RTN”).  On  November  2,  2009  the  Company

entered into the Plan of Arrangement (the “Arrangement Agreement”) with RTN to proceed with a  corporate  restructuring  by  the  way  of  statutory  plan  whereby  the  Company  would  spin-out

from   RTN   and   become   a   reporting   issuer   and   acquiring   an   asset   from   RTN.   Under   the

Arrangement  Agreement,  RTN  would  transfer  its  interest  in  an  exclusive  distribution  agreement of  seismic  sensors  in  India  (the  “License”)  in  exchange  for  17,583,372  common  shares  of  the

Company.     On   the   effective   date   of   the   Arrangement   Agreement   (January  5,   2010),   each

shareholder  of  RTN  of  record,  as  of  the  close  of  business  on  November  5,  2009,  received  their pro-rata share of the 17,583,372 common shares of the Company issued for the acquisition of the

License.

At the completion of the Arrangement Agreement, the common shares of the Company started to trade on the Canadian National Stock Exchange (“CNSX”) on April 29, 2010.

The  Company has  not  commenced  operation  for  the  distribution  of  the  seismic  sensor  during the quarter ended June 30, 2010.

1 |   P  a  g  e

After   the   end   of   the   current   quarter,   on   July   29,   2010,   the   Company   has   announced   an

acquisition of all the issued and outstanding common shares of QMI Technologies  Inc., a wholly owned  subsidiary  of  QMI  Manufacturing  Inc.  by  issuing  20,400,001  common  shares  in  the equity  of  the  Company.  The  acquisition  is  not  completed  as  at  the  date  of  this  MD&A.  QMI

Technologies  Inc.  is  a  leading  developer,  manufacturer,  and  supplier  of  advanced  commercial,

industrial  and  residential  electronic  safety  systems  that  detect  the  presence  of  gas  leaks,  water leaks,  and  seismic  vibrations  that  signal  controls  to  shut  off  gas  valves,  water  valves,  and  power inputs.

Growth Strategy and Future Outlook

QMI’s  aim  is  to  be  a  leading  provider  of  early  warning  seismic  devices,  which  are  both  hard wired and wireless, in the Indian subcontinent. It’s sophisticated and branded products will target the  industrial,  commercial  and  residential  markets.  These  products  currently  dominate  in  the

Californian  and  Chinese  markets,  where  they  are  used  to  open  doors,  control  elevators,  shut  off gas  and  water  and  give  an  early  warning  signal,  in  advance  of  seismic  waves  produced  by earthquakes.

The  northern  part  of  India  is  one  of  the  most  seismically  active  regions  on  the  planet  and  there are  numerous  other  areas  in  the  country,  which  are  subject  to  earthquake  activity.  India  has started  into  a  building  cycle,  which  is  expected  to  last  25  years.  Building  codes  recognize  that

these   early   warning   devices   will   play   a   more   prominent   role   in   the   future.   In   addition,

consumption of natural gas is expected to increase 4.3% per annum, until the year 2030.

India’s  rising  middle  class  currently numbers  approximately 300  million.  Given  a  family  of  five this  would  equate  to  approximately,  60  million  middle  class  households.  QMI’s  residential products,  such  as  Watch  Dog  TM  ,which  produce  a  high  pitched  warning,  as  soon  as  an earthquake is sensed, are definitely a must have for this sector of the market.

QMI’s  goal  is  to  penetrate  the  Indian  seismic  device  market  as  quickly  as  possible,  with  the objective of becoming the premier provider of early warning earthquake solutions. The Company expects  to  have  made  significant  enough  inroads  into  northern  India,  during  the  first  three  years and  that  it  will  be  ready  to  commence  Phase  II  and  begin  to  branch  out  into  the  rest  of  the country with its innovative, no-capital-outlay, hardware and software solutions.

This  growth  strategy  will  depend  on  the  ability  of  the  Company  to  continue  to  obtain  financing during  very  difficult  credit  markets.  We  will  focus  our  efforts  on  the  expansion  of  our  northern

India   footprint   between   2010   and   2012.   These   efforts   will   include   the   expansion   of   our

underlying  infrastructure,  including  inventory  solutions,  technology,  business  processes,  skilled labor  and  organizational  structure,  to  support  the  continued  growth  of  our  footprint  to  the  whole of India.

2 |   P  a  g  e

QMI’s growth opportunity will largely depend on the following five converging factors:

i) The global economic recovery’s rate of penetration of India.

ii) The ability of the Company to recruit and retain authorized agents, who will install the devices.

iii) Creating a  large scale  awareness of  the Company’s  branded  and patented product line with those who are key decision makers in this area.

iv)  Competing  products  and  the  speed  with  which  competitors  are  able  to  penetrate  the market.

v) The Company’s ability to remain innovative, flexible and attract management talent.

There  are  no  assurances  that  QMI  will  become  profitable,  as  the  Company  has  not  earned  any operating  profits  to  date.  Our  plans  to  continue  to  grow  aggressively  and  to  build  out  our infrastructure may cause operating losses in the future.

Global Market Conditions

Global  economic  conditions  continued  to  show  signs  of  improvement  through  the  first  half  of

2010  and  it  is  expected  that  this  trend  will  continue  through  2010.  The  consensus  seems  to  be that  the  world  faces  several  more  quarters  at  least  of  uncertainty  and  this  uncertainty  will  be  a drag  upon  the  speed  and  strength  of  the  global  recovery.  Oil  prices  continue  to  fluctuate  causing continuing uncertainty

Our  focus  for  platform  growth  in  2010  will  be  in  markets  located  in  and  around  New  Delhi.

Success  in  this  market  will  have  a  significant  impact  on  the  growth  of  the  Company.  QMI expects to obtain a positive cash flow from this city by the end of 2010.

The   magnitude   of   the   global   government   monetary   and   fiscal   intervention   is   expected   to

continue  to  cause  turbulence  in  foreign  exchange  market.  The  debate  over  when  to  remove  or reduce  government  intervention  will  drive  this  turbulence  through  much  of  2010.  As  all  of  our business will be conducted outside Canada, we will be impacted by the significant fluctuations in foreign  currencies,  especially  so  with  the  continued  weakness  of  the  US  dollar  and  the  Indian

Rupee  to  the  Canadian  dollar.  We  will  chose  not  to  hedge  our  foreign  exchange  exposure  due  to the  unpredictable  nature  of  our  cash  flows  combined  with  the  continuing  large  premiums  in  the forward exchange markets.

While global economic conditions are expected to remain challenging through the coming year,

we anticipate that our existing and target customer base will continue to be driven to improve their revenue opportunities through ancillary revenue growth.

3 |   P  a  g  e

Results of Operations

During  the  quarter  ended  June  30,  2010  the  Company  had  not  started  operations.  On  June  30,

2010,  the  Company  had  a  cash  balance  $62,974  compared  to  $99,842  at  the  end  of  the  last quarter.  The  decrease  in  cash  is  mainly  a  result  of  paying  out  expenses  incurred  in  the  current quarter.

Operating  expenses  decreased  to  $15,291  in  the  current  quarter  as  compared  to  $22,991  in  the previous  quarter.  The  decrease  is  a  combined  result  of  the  decrease  in  trust  and  filing  fees  of

$15,302,  an  increase  in  rent  of  $4,000,  and  an  increase  in  consulting  fees,  professional  fees,

interest and bank charges, and office expenses totaling $3,602.

Trust  and  filing  fees  in  the  current  quarter  were  $5,698  (2010  Q1:  $21,000).  The  decrease  is mainly  a  result  of  incurring  one-time  listing  application  fees  in  the  prior  quarter.  Rent  in  the current  quarter  was  $4,000  (2010  Q1:  $  nil)  as  the  Company  started  to  rent  an  office  on  a monthly basis as of May 2010 at a rental rate of $2,000 per month.  Consulting, interest and bank charges,  professional  charges,  and  office  expense  was  totaling  $5,593  in  the  current  quarter

(2010  Q1:  $1,991).   The  increase  of  $3,602  is  a  result  of  having  more  business  activities  during the current quarter.

Selected Annual Information

The  following  financial  data,  which  has  been  prepared  in  accordance  with  Canadian  GAAP,  is  derived from  the  Company’s  audited  financial  statements  for  the  period  from  inception  to  first  year  ended

December 31, 2009.  These sums are being reported in Canadian dollars.

Year ended

December 31, 2009

Total Revenue

$   --

Interest income

--

Expenses

4,000

Net income (loss)

(4,000)

Total assets

1

Total long-term liabilities

Net earnings (loss) per share

--

(basic and diluted)

4 |   P  a  g  e

Selected Quarterly Information

The following table summarizes the results of operations for the three most recent quarters of the

Company since its incorporation (October 16, 2009).

Three months ended

2010

2009

June 30

March 31

October 16

to

$

$

December 31,

2009

Total Revenue

Interest income

Operating Expenses

15, 291

22,991

4,000

Net income (loss)

(15,291)

(22,991)

(4,000)

Net earnings (loss) per share and

diluted  earnings (loss) per share

(0.00)

(0.00)

(0.00)

Liquidity

At  June  30,  2010,  the  Company  had  a  positive  working  capital  of  $56,821  (March  31,  2010:

$73,009).  Decrease  in  working  capital  is  mainly  a  result  of  paying  off  expenditures  incurred  in the current quarter. The  Company did not generate any cash flows from operations and financing activities during the quarter ended June 30, 2010.

Financing  of  operations  has  been  achieved  primarily  by  issuing  share  capital  and  the  Company intends  to  obtain  equity  financing  when  needed  in  the  future.  The  Company  successfully  raised

$50,000  on  July  9,  2010  by  completion  of  a  private  placement.  However,  there  can  be  no assurance of continued access to significant equity funding in the future.

Capital Resources

The  Company had  no  material  commitments  for  capital  expenditures  as  of  June  30,  2010  and  as of  the  date  of  this  MD&A.  When  operations  do  commence  in  northern  India,  the  Company  will use operating leases for items such as office space, computers and vehicles.

The  ability  of  the  Company  to  carry  out  its  long  range  objectives  in  the  future  depends  on  its ability  to  raise  financing  from  lenders,  investors,  and  the  shareholders.  The  Company  continues to consider financing alternatives to fund its on-going activities.

Off Balance Sheet Arrangements

As of the date of this MD&A the Company has no off balance sheet arrangements.

Proposed Transactions

There  are  no  proposed  transactions,  other  than  the  proposed  acquisition  of  QMI  Technologies

Inc. discussed in the “Overall Performance” section, that will materially affect the performance of the Company.

5 |   P  a  g  e

Transactions With Related Parties

During  the  six  months  ended  June  30,  2010,  a  company  controlled  by  the  spouse  of  the  Chief

Executive   Officer   charged   the   Company   $3,000   for   consulting   services   provided.   This

transaction  occurred  in  the  normal  course  of  operations  and  is  measured  at  a  value  agreed  by both  the  Company  and  the  related  party.  As  at  June  30,  2010  there  was  no  outstanding  amount due from (to) balance between the Company and its related parties.

The  Arrangement  agreement  envisionsed  the  transfer  of  the  License  from  RTN  to  the  Company,

and  the  immediate  distribution  of  a  controlling interest  in  the  common  shares  of  the  Company to the  current  shareholders  of  RTN  (discussed  in  the  “Overall  Performance”  section).  The shareholders  of  RTN  at  the  time  of  the  transfer  became  collective  owners  of  the  License.

Consequently,  there  was  no  substantive  change  in  the  beneficial  ownership  of  the  License  at  the time  that  the  License  was  vended  to  the  Company.  As  such  the  transfer  of  the  License  was recorded,  in  accordance  with  the  Canadian  generally  accepted  accounting  principles,  at  the carrying values of the License in the accounts of RTN ($1).

There were no other related party transactions during the current quarter.

Outstanding Share Data

The Capital structure of the Company as at the date of this MD&A is as follows:

Authorized:

unlimited Class A common shares without par value

unlimited Class B preferred shares without par value

Issued and Outstanding:

Common Shares

Number of Shares

Amount

Balance as at March 31, 2010

17,583,372

$

1

Common shares issued pursuant to

Private Placement completed on April 5,

2010

2,000,000

100,000

Balance as at June 30, 2010

19,583,372

100,001

Common shares issued pursuant to

Private Placement completed on July 9,

2010

1,000,000

50,000

Balance as at August 2, 2010

20,583,372

$

150,001

On  April  5,  2010  the  Company  completed  a  non-brokered  private  placement  issuing  a  total  of

2,000,000 security units (“Unit”) at a price of $0.05 per Unit.  Each Unit consists of one common

share  and  one  common  share  purchase  warrant.   Each  common  share  purchase  warrant  entitles

the  holder  to  purchase,  for  a  period  of  two  years,  one  additional  common  share  at  an  exercise price of $0.07 per share.

6 |   P  a  g  e

On July 9, 2010 the Company completed another  non-brokered private placement, issuing a total

of  1,000,000  Units  at  a  price  of  $0.05  per  Unit.   Each  Unit  consists  of  one  common  share  and

one  common  share  purchase  warrant.   Each  common  share  purchase  warrant  entitles  the  holder to purchase, for a period  of two  years, one additional common share at an  exercise price of $0.07 per share.

As  at  the  date  of  this  MD&A,  the  Company  has  3,000,000  warrants  with  an  average  exercise

price   of   $0.07/share   that   are   outstanding   and   are   convertible   into   common   shares   of   the

Company.

As  at  the  date  of  this  MD&A  the  Company  has  no  outstanding  options  that  are  exercisable  into common shares of the Company.

Changes In Accounting Policies Including Initial Adoption

The Company has adopted the  accounting policies and the  accounting estimates  that  are  outlined in  Note  2  to  the  Audited  Financial  Statements  for  the  Company’s  first  year  ended  December  31,

2009  which  are  available  on  SEDAR  at  www.sedar.com.   There  have  been  no  changes  to  the

accounting policies or the accounting estimates since then.

New accounting pronouncements issued but not yet adopted by the Company are as follows:

i)    Business combinations, Section 1582:

This Section, which replaces the former Business Combinations, Section 1581, establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to

International Financial Reporting Standard IFRS 3, “Business Combinations”.

This  Section  applies  prospectively to  business  combinations  for  which  the  acquisition  date  is  on or  after  the  beginning  of  the  first  annual  reporting  period  beginning  on  or  after  January  1,  2011.

Earlier  application  is  permitted,  in  which  case  an  entity  would  also  early  adopt  Section  1601,

Consolidated  Financial  Statements  and  Section  1602,  Non-Controlling  Interests.   This  Section

will not impact the Company as it presently operates, however the Section will be effective if the

Company undertakes a business combination in the future.

ii)   Consolidated financial statements, Section 1601:

This Section, which, together with new Section 1602, replaces the former Consolidated Financial

Statements,  Section  1600,  establishes  standards  for  the  preparation  of  consolidated  financial statements.

The  Section  applies  to  interim  and  annual  consolidated  financial  statements  relating  to  fiscal

years  beginning on  or  after  January 1,  2011.   Earlier  adoption  is  permitted as  of  the  beginning of

a   fiscal   year,   in   which   case   an   entity   would   also   early   adopt   Section   1582,   Business

Combinations  and  Section  1602,  Non-Controlling  Interests.  This  Section  will  not  impact  the

7 |   P  a  g  e

Company   as   it   presently   operates,   however   the   Section   will   be   effective   if   the   Company

undertakes a business combination in the future.

iii)  Non-controlling interests:

This new Section establishes standards for  accounting for non-controlling interest in a subsidiary

in consolidated financial statements subsequent to a business combination.   It is equivalent to the

corresponding  provisions  of  International  Financial  Reporting  Standard  IAS  27,  “Consolidated

and Separate Financial Statements”.

This  Section  applies  to  interim  and  annual  consolidated  financial  statements  relating  to  fiscal years  beginning  on  or  after  January  1,  2011.  Earlier  adoption  is  permitted,  in  which  case  an

entity   would   also   early   adopt   Section   1582,   Business   Combinations   and   Section   1601,

Consolidated  Financial  Statements.  This  Section  will  not  impact  the  Company  as  it  presently

operates.   However,   the   Section   will   be   effective   if   the   Company   undertakes   a   business

combination in the future.

iv)  International financial reporting standards:

In   February  2008,   the   Canadian   Accounting   Standards   Board   announced   that   2011   is   the

changeover  date  for  publicly  accountable  profit-oriented  enterprises  to  use   IFRS,  replacing

Canadian GAAP for interim and annual financial  statements relating to fiscal  years beginning on

or  after  January  1,  2011.    As  a  result,  the  conversion  from  Canadian  GAAP  to  IFRS  will  be applicable  to  the  Company’s  reporting  for  the  first  quarter  of  fiscal  2011  for  which  current  and comparative  information  will  be  prepared  on  an  IFRS  basis.  In  light  of  these  requirements,  the

Company has adopted a four phase approach to ensure successful conversion to IFRS, including:

Phase 1 - diagnostic impact assessment: This phase is essentially completed.

Phase 2 - design and planning: to identify specific changes required to existing accounting policies, information system, and business processes. This phase is essentially completed.

Phase 3 – solution development: to develop the Company’s accounting policies among alternatives allowed under IFRS and the draft of IFRS financial statements. This phase is in the progress

Phase 4 – implementation– to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policies changes and training programs across the Company’s finance and other staff, as needed.

This phase is in the progress.  The Company has completed the diagnostic impact assessment and has identified the following areas to date that may impact the financial statements under IFRS,

including:

8 |   P  a  g  e

Area

Canadian GAAP

IFRS

Analysis and preliminary

(as currently applied)

conclusion

Property,

1. PP&E is recorded at cost.     PP&E is initially recorded at    The existing accounting

plant, and

cost.

policy is likely to be

equipment

Subsequent measurement

maintained pre preliminary

(“PP&E”)

can be done either by cost

evaluation.

method or by revaluation

method if fair value of the

PP&E can be reliably

measured.

2. Depreciation is taken

Depreciation is based on the     The Company does not have

based on their useful lives.

useful lives of each

significant PP&E as at the

significant component

date of this MD&A.

within PP&E

Management will assess the

impact when the Company

has acquired PP&E with

respect to the

componentization.

Impairment

1. Impairment testing of

Like Canadian GAAP,

No significant impact.

of long-lived      long-lived assets is

impairment is considered

assets

performed when there is an      when there is an indicator of

indication the carrying value    impairment.

may not be recoverable.

9 |   P  a  g  e

2. The impairment test is a

The impairment test is a

Impairment tests under IFRS

two-step process. An asset

one-step process.

could generate a greater

(group) is first assessed as

likelihood of write downs in

to whether impairment

An  impairment loss is

the future.

exists based on whether the      recognized if the asset’s

asset’s (group’s) carrying

(group’s) carrying value

value exceeds the

exceeds its recoverable

undiscounted future cash

amount, which is the greater

flow of the asset (group).

of fair value less costs to

If an impairment exists, then    sell and value in use (based

the impairment loss is

on the net present value of

measured based on the

future cash flow).

excess of carrying value

over the fair value of the

asset (group)

3. Write downs to net

Write downs to net

Potential increasing volatility

realizable value are

realizable value can be

in profit and loss could arise

permanent.

reversed if the conditions of     as a result of the difference in

impairment cease to exist.

the treatment of write downs

in the future.

Income taxes     Deferred income tax assets

Deferred income tax assets

The term “Probable” is not

are recognized to the extent      are recognized to the extent      defined in IAS 12. However,

that it is “more likely than

it is “probable” that the

entities have often used a

not” that the deferred

taxable profit will be

definition of “more likely

realized.

than not” similar to Canadian

income tax assets will be

GAAP. Accordingly, our

realized

preliminary is that there is no

significant impact.

Financial Instruments and Other Instruments

Financial Instrument Recognition, Measurement, and Classification

Financial  instruments  of  QMI  consist  of  cash  and  cash  equivalents,  restricted  cash  and  cash

equivalents,   accounts   receivable,   accounts   payable,   and   accrued   liabilities,   notes   payable,

obligations under capital leases and term loans.

Cash and  cash  equivalents and  restricted  cash and  cash  equivalents will be  classified  as held-for-

trading,  which  require  the  financial  instruments  to  be  measured  at  fair  value  and  the  changes  in fair  value  are  recorded  in  the  statements  of  operations.  The  carrying  value  of  this  instrument

approximates   its   fair   value   due   to   its   short-term   nature.   Accounts   receivable   and   supplier

development  loans  are  classified  as  loans  and  receivables  and  will  be  measured  at  amortized

10 |   P  a  g  e

cost.  Accounts  payable  and  accrued  liabilities,  notes  payable,  obligations  under  leases  and  term loan will be classified as other financial liabilities and will be measured at amortized cost.

Financial Instrument Risk Exposure and Risk Management

Credit Risk

QMI  will  be  entering  a  market  where  credit,  collection  and  factoring  practices  may  differ  from

Canadian practice. Initially, there may be significant write-off of accounts receivable at  year end,

until appropriate procedures are worked out and put in place.

Liquidity Risk

The  Company  believes  that  at  the  present  time  it  will  not  face  significant  liquidity  risk  as  it  has secured sufficient funding from a private placement.

Market Risk

QMI  may  become  exposed  to  interest  rate  risk  as  a  result  of  holding  investments  of  varying maturities.  The  fair  value  of  investments,  as  well  as  the  investment  income  derived  from  the investment  portfolio,  will  fluctuate  with  changes  in  prevailing  interest  rates.  QMI  will  not  use interest  rate  derivative  financial  instruments  in  its  investment  portfolio  but  will  invest  surplus capital in Canadian Schedule A bank instruments.

Controls and Procedures

Our   management,   including   our   Chief   Executive   Officer   and   Chief   Financial   Officer,   has

evaluated   our   internal   control   over   financial   reporting   to   determine   whether   any   changes

occurred  during  the  period  that  have  materially  affected,  or  are  reasonably  likely  to  materially affect,  our  internal  control  over  financial  reporting.  During  the  quarter  ended  March  31,  2010 there  have  been  no  changes  that  occurred  that  have  materially  affected,  or  are  reasonably  likely to materially affect, our internal control over financial reporting.

Venture  issuers  are  not  required  to  include  representations  relating  to  the  establishment  and maintenance  of  disclosure  controls  and  procedures  (DC&P)  and  internal  control  over  financial

reporting   (ICFR),   as   defined   in   National   Instrument   52-109   Certification   of   Disclosure   in

Issuer’s  Annual  and  Interim  Filings  (“NI  52-109”).  In  particular,  the  Company’s  certifying officers are not making any representations relating to the establishment and maintenance of:

i)

controls  and  other  procedures  designed  to  provide  reasonable  assurance  that  information required  to  be  disclosed  by  the  Company  in  its  annual  filings,  interim  filings  or  other reports  filed  or  submitted  under  securities  legislation  is  recorded,  processed,  summarized and reported within the time periods specified in securities legislation; and

ii)

a  process  to  provide  reasonable  assurance  regarding  the  reliability  of  financial  reporting and  the  preparation  of  financial  statements  for  external  purposes  in  accordance  with  the

Company’s generally accepted accounting principles.

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The  Company’s  certifying  officers  are  responsible  for  ensuring  that  processes  are  in  place  to provide  them  with  sufficient  knowledge  to  support  the  representations  they  make.  Investors should  be  aware  that  inherent  limitations  on  the  ability  of  the  Company’s  certifying  officers  to design  and  implement  on  a  cost  effective  basis  DC&P  and  ICFR  as  defined  in  NI  52-109  may result  in  additional  risks  to  the  quality,  reliability,  transparency  and  timeliness  of  interim  and annual filings  and other reports provided under securities legislation.

Risks and Uncertainties

The  Company  will  operate  in  a  dynamic,  rapidly  changing  environment  that  involves  risks  and uncertainties.  An  investment  in  QMI  common  shares  will  be  speculative  and  involve  a  high degree  of  risk  and  uncertainty.  Such  risks  relate  to  and  include,  without  limitation:  its  ability  to predict  whether  it  will  meet  internal  or  external  expectations,  its  ability  to  offer  competitive pricing  for  its  products,  its  ability  to  finance  its  transaction-based  business  model,  its  ability  to

develop   commercial   and   strategic   relationships,   its   ability   to   attract   and   retain   qualified

employees,  its  internal  controls,  the  Company's  limited  operating  history  and  evolving  business model.

Global economies, while showing fitful signs of recovery remain a long way from being healthy.

Financial  markets continue to deal with the fallout of a crisis in credit markets and are struggling to  return  to  normal  in  most  countries.  Volatile  financial  market  conditions  are  likely  to  continue through  2010  as  credit  and  liquidity  concerns  persist.  We  anticipate  that  global  government intervention  will  continue  as  the  fear  of  removing  support  too  early  will  outweigh  the  concerns of stoking inflation. This stimulus should improve financial market operations.

As  an  emerging  company  with  customers  located  in  India,  QMI  faces  a  number  of  economic risks  and  business  uncertainties.  Factors  such  as  foreign  exchange  rates,  consumer  spending,

global  earthquake  activity,  interest  rates,  business  and  government  investment  and  spending,  the rate of inflation and threats of terrorism affect the  business and economic  environments in which our customers operate and are largely out of our control.

Our  financial  statements  will  be  expressed  in  Canadian  dollars,  but  a  large  portion  of  our business  will  be  conducted  in  other  currencies.  Changes  in  the  exchange  rates  for  Indian  Rupee can  increase  or  decrease  our  revenues,  expenses,  earnings  and  the  carrying  value  of  assets  or liabilities  on  our  balance  sheet.  Additional  risks  and  uncertainties  not  presently  known  to  us  or that we currently deem immaterial may also impair our business operations.

If  any of  the  risks  as  described  in  our  filings  occur,  our  business,  financial  condition,  liquidity or results of operations could be materially harmed.

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Officers and Directors

Navchand Jagpal

President, CEO & Director

Jamie Lewin

CFO

Parmjeet Johal

Director

Rana Vig

Director

Contact Address

QMI Seismic Inc.

1250 West Hastings Street

Vancouver, BC

V6E 2M4

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